FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number: 000-31215

MIND C.T.I. LTD.
(Translation of Registrant's Name into English)

Industrial Park, Building 7, Yoqneam, Israel 20692
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

INCORPORATION BY REFERENCE

Exhibit 1 to this Report on Form 6-K is hereby incorporated by reference into: (i) the Registrant's Registration Statement on Form S-8, Registration No. 333-117054; (ii) the Registrant's Registration Statement on Form S-8, Registration No. 333-100804; and (iii) the Registrant's Registration Statement on Form S-8, Registration No. 333-54632.

CONTENTS

This report on Form 6-K consists of the following Exhibit, which is attached hereto and incorporated by reference herein:
1. Press Release: MIND CTI Announces Improved Cash Liquidity, Dated December 6, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 7, 2006

MIND C.T.I. LTD.
By: /s/ Monica Eisinger Name: Monica Eisinger =================== Title: Chairperson of the Board of Directors, President and Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
1.	Press Release: MIND CTI Announces Improved Cash Liquidity, Dated December 6, 2006.

Exhibit I

MIND CTI Announces Improved Cash Liquidity

Steps Towards Dividend Distribution

Yoqneam, Israel, December 6, 2006 - MIND CTI Ltd. (NasdaqNM:MNDO), a leading provider of convergent end-to-end billing and customer care product based solutions for tier 2 and tier 3 carriers worldwide, today announced that on November 20, 2006 all of the Company's funds became liquid and are now invested in risk-free bank deposits and AAA bonds.

In June 2006, we announced a change in our cash management policy and that we have withdrawn two deposits of $10 M each and converted them into highly liquid bank deposits. The remaining $10 million deposit was placed in November 2004, for a period of up to ten-years, callable by the bank every six months, with interest dependant on LIBOR daily values. Due to the increase in the six-month LIBOR, since May 20, 2005 this deposit has not earned any interest. On November 20, 2006 the last $10 million deposit was called and no financial expense was incurred. In accordance with our existing cash management policy all of our funds are invested in risk-free bank deposits and AAA bonds bearing interest.

"We intend to increase our marketing and sales activities in 2007, as we see more opportunities in the Americas and Europe. Our strong cash position and our positive operating cash flow enable us to increase the investment required to support the long-term expected internal growth. At the same time we believe that our dividend policy enhances shareholders value," stated Monica Eisinger, Chairperson and CEO.

In July 2003, the Board of Directors had adopted our dividend policy. We have since distributed cash dividends four times and we intend to continue to distribute dividends based on factors that include our cash position and our activities.

On October 30, 2006 the Board of Directors resolved that the Company should seek the court approval formally required in order to enable a distribution for the year 2006, in an amount similar to previous years. Under Israeli law, a company with insufficient retained earnings is required to obtain approval from the court for such a distribution in order to ensure that the Company's creditors are not harmed by the action. The Company filed an application to approve future distributions of up to $ 8 million and we expect to obtain such court approval within six to eight weeks, although there is no guarantee that such approval will not be delayed or denied. Prior to paying any dividend, which is still subject to specific Board approval, the Company will issue a press release announcing the exact dividend amount, record date and distribution date.

About MIND
MIND CTI Ltd. is a leading provider of convergent prepaid and postpaid end-to-end billing and customer care solutions for VoIP, Mobile, Wireline and Quad-play carriers worldwide. Since 1997 MIND has been a pioneer in enabling the VoIP technology for emerging and incumbent service providers. In August 2005 MIND acquired Sentori, Inc., a US based provider of customer care and billing solutions to wireless carriers and mobile virtual network operators (MVNOs). Sentori, Inc. brings over ten years of wireless experience staff and seven years of a wireless operational solution to carriers. A global company, MIND operates from offices in Europe, Israel and the United States. MIND employs over 300 IT professionals and serves customers in more than 40 countries around the world.

For financial information, reports and presentations, please visit the Investor Relations site: http://www.mindcti.com/ir

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: All statements other than historical facts included in the foregoing press release regarding the Company's business strategy are "forward-looking statements." These statements are based on management's beliefs and assumptions and on information currently available to management. Forward-looking statements are not guarantees of future performance, and actual results may materially differ. The forward-looking statements involve risks, uncertainties, and assumptions, including the risks discussed in the Company's filings with the United States Securities Exchange Commission. The Company does not undertake to update any forward-looking information.

For more information please contact:
Andrea Dray
MIND CTI Ltd.
Tel: 18882704056
investor@mindcti.com